Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER RESULTS

May 5, 2016, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2016.

	THREE MONTHS ENDED
	March 31, 2016	March 31, 2015

Sales	$8,900	$7,772

Adjusted EBIT(1)	$698	$631

Income from continuing operations before income taxes	$675	$621

Net income from continuing operations attributable to Magna International Inc.	$492	$455

Diluted earnings per share from continuing operations	$1.22	$1.10

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)    Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements.

Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other (income) expense, net.

Commenting on the completion of the Getrag acquisition early in 2016, Don Walker, Magna’s Chief Executive Officer stated: “We welcome all Getrag employees to the Magna family of companies.  The combined capabilities of Magna Powertrain and Getrag better position us to capitalize on powertrain opportunities and future changes in the global automotive industry.”

THREE MONTHS ENDED MARCH 31, 2016

We posted sales of $8.90 billion for the first quarter ended March 31, 2016, an increase of $1.13 billion or 15% from the first quarter of 2015.  Excluding the impact of foreign currency translation, our sales increased 19% in the first quarter of 2016, compared to the first quarter of 2015.  North American and European light vehicle production increased 10% and 7%, respectively, in the first quarter of 2016 compared to the first quarter of 2015.

Our complete vehicle assembly sales decreased 1% in the first quarter of 2016, compared to the first quarter of 2015, while our complete vehicle assembly volumes decreased 15% from the comparable quarter to approximately 23,000 units.

During the first quarter of 2016, income from continuing operations before income taxes was $675 million and net income from continuing operations attributable to Magna International Inc. was $492 million, increases of 9% and 8% respectively, both compared to the first quarter of 2015.  Diluted earnings per share from continuing operations increased 11% in the first quarter of 2016, which includes the favourable impact of a reduced share count.

During the first quarter ended March 31, 2016, we generated cash from operations of $767 million before changes in operating assets and liabilities, and invested $469 million in operating assets and liabilities. Total investment activities for the first quarter of 2016 were $2.18 billion, including $1.78 billion in business combinations, $346 million in fixed asset additions and $54 million in investments and other assets.

A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2016 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

RETURN OF CAPITAL TO SHAREHOLDERS

During the first quarter of 2016, Magna repurchased 7.3 million shares for $300 million pursuant to our Normal Course Issuer Bid (“NCIB”) which expires in November 2016.  We have 30.1 million shares remaining and available for purchase under the NCIB.

Yesterday, our Board of Directors declared a quarterly dividend of $0.25 with respect to our outstanding Common Shares for the quarter ended March 31, 2016. This dividend is payable on June 10, 2016 to shareholders of record on May 27, 2016.

OTHER MATTERS

On May 2, 2016, Magna increased its revolving credit facility by $500 million to $2.75 billion and extended the final maturity date from June 22, 2020 to June 22, 2021.

Vince Galifi, Magna’s Chief Financial Officer commented:  “As a result of our continued growth, we believe it is prudent to both increase the amount and extend the term on our credit facility.  This provides flexibility to allow us to capitalize on future opportunities.”

UPDATED 2016 OUTLOOK

Light Vehicle Production (Units)
North America	18.0 million
Europe	21.3 million

Production Sales
North America	$19.5 billion - $20.1 billion
Europe	$8.8 billion - $9.2 billion
Asia	$2.1 billion - $2.3 billion
Rest of World	$0.3 billion - $0.4 billion
Total Production Sales	$30.7 billion - $32.0 billion

Complete Vehicle Assembly Sales	$1.9 billion - $2.2 billion

Total Sales	$35.5 billion - $37.2 billion

EBIT Margin(1)	High 7% range

Interest Expense, net	Approximately $90 million

Tax Rate(1)	25% - 26%

Capital Spending	$1.8 billion - $2.0 billion

(1)       Excluding other expense, net

In this 2016 outlook, in addition to 2016 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 306 manufacturing operations and 92 product development, engineering and sales centres in 29 countries. We have over 147,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. These figures include manufacturing operations, product development, engineering and sales centres and employees in equity-accounted operations.  Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Thursday, May 5, 2016 at 2:30 p.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-888-612-1048. The number for overseas callers is 1-416-981-9080. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday afternoon prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2016; complete vehicle assembly sales; consolidated EBIT margin, net interest expense; effective income tax rate; fixed asset expenditures; our ability to capitalize on powertrain opportunities and future changes in the global automotive industry as a result of our acquisition of Getrag; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; fluctuations in relative currency values; continuing global or regional economic uncertainty; restructuring, downsizing and/or other significant non-recurring costs; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2016 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders.

This MD&A has been prepared as at May 4, 2016.

OVERVIEW

Our Business

We are a leading global automotive supplier with 306 manufacturing operations and 92 product development, engineering and sales centres in 29 countries. We have over 147,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. These figures include manufacturing operations, product development, engineering and sales centres and employees in equity-accounted operations. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

Industry Trends and Risks

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015, and remain substantially unchanged in respect of the first quarter ended March 31, 2016, except to the extent that we are subject to higher warranty risks in the future as a result of the completion of the Getrag acquisition in the first quarter of 2016.

HIGHLIGHTS

•                  Light vehicle production remained strong in our two largest markets.  North American and European light vehicle production increased 10% and 7%, respectively, compared to the first quarter of 2015;

•                  Our sales increased 15% to $8.90 billion, compared to $7.77 billion in the first quarter of 2015;

•                  Adjusted EBIT(1) increased 11% to $698 million;

•                  Diluted earnings per share from continuing operations rose 11% to $1.22, compared to $1.10 in the first quarter of 2015;

•                  We generated cash flow from operations of $298 million;

•                  We completed the acquisition of the Getrag Group of Companies (“Getrag”), one of the world’s leading independent suppliers of automotive transmissions, and a leader in the market for dual-clutch transmissions (“DCTs”), a product which is expected to experience high growth over the next decade;

•                  We returned $300 million to shareholders in the form of share repurchases; and

•                  We returned $95 million to shareholders in the form of dividends including a $0.03 increase in cash dividends paid per Common Share to $0.25.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2016	2015	Change

1 Canadian dollar equals U.S. dollars	0.728	0.808	-	10%
1 euro equals U.S. dollars	1.103	1.129	-	2%
1 British pound equals U.S. dollars	1.431	1.517	-	6%
1 Chinese renminbi equals U.S. dollars	0.153	0.160	-	4%
1 Brazilian real equals U.S. dollars	0.256	0.351	-	27%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2016 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2016

Sales

	For the three months
	ended March 31,
	2016	2015	Change

Vehicle Production Volumes (millions of units)
North America	4.511	4.106	+	10%
Europe	5.613	5.226	+	7%

Sales
External Production
North America	$4,764	$4,225	+	13%
Europe	2,266	1,895	+	20%
Asia	507	403	+	26%
Rest of World	80	131	-	39%
Complete Vehicle Assembly	596	600	-	1%
Tooling, Engineering and Other	687	518	+	33%
Total Sales	$8,900	$7,772	+	15%

External Production Sales - North America

Reported external production sales in North America increased 13% or $539 million to $4.76 billion for the first quarter of 2016 compared to $4.23 billion for the first quarter of 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2015, including the:

•                  Ford Edge and Lincoln MKX;

•                  Ford F-150 pickups; and

•                  Chevrolet Malibu.

•                  higher production volumes on certain existing programs; and

•                  the acquisition of Getrag during the first quarter of 2016, which positively impacted sales by $160 million.

These factors were partially offset by:

•                  a $155 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  lower production volumes on the Chevrolet Cruze as a result of the changeover to and production ramp up of the next generation model; and

•                  net customer price concessions subsequent to the first quarter of 2015.

External Production Sales - Europe

Reported external production sales in Europe increased 20% or $371 million to $2.27 billion for the first quarter of 2016 compared to $1.90 billion for the first quarter of 2015, primarily as a result of:

•                  acquisitions during or subsequent to the first quarter of 2015, which positively impacted sales by $360 million, including Getrag and Stadco Automotive Ltd. (“Stadco”);

•                  the launch of new programs during or subsequent to the first quarter of 2015, including the:

•                  Audi A4 and A4 Cabrio;

•                  BMW X1;

•                  Volkswagen Superb; and

•                  Volkswagen Caddy.

These factors were partially offset by:

•                  a $67 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, British pound, Turkish lira and Russian ruble;

•                  the sale of our battery pack business during the second quarter of 2015;

•                  programs that ended production during or subsequent to the first quarter of 2015; and

•                  net customer price concessions subsequent to the first quarter of 2015.

External Production Sales - Asia

Reported external production sales in Asia increased 26% or $104 million to $507 million for the first quarter of 2016 compared to $403 million for the first quarter of 2015, primarily as a result of:

•                  acquisitions during or subsequent to the first quarter of 2015, including the partnership agreement in China (“the Xingqiaorui Partnership”) with Chongqing Xingqiaorui and the acquisition of Getrag, which positively impacted sales by $69 million; and

•                  the launch of new programs during or subsequent to the first quarter of 2015, primarily in China.

These factors were partially offset by:

•                  a $27 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Chinese renminbi against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2015.

External Production Sales - Rest of World

Reported external production sales in Rest of World decreased 39% or $51 million to $80 million for the first quarter of 2016 compared to $131 million for the first quarter of 2015, primarily as a result of a $35 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso.

This factor decrease was partially offset by:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the first quarter of 2015, primarily in Brazil; and

•                  net customer price increases subsequent to the first quarter of 2015.

Complete Vehicle Assembly Sales

	For the three months
	ended March 31,
	2016	2015	Change

Complete Vehicle Assembly Sales	$596	$600	-	1%

Complete Vehicle Assembly Volumes (Units)	23,235	27,343	-	15%

Reported complete vehicle assembly sales decreased $4 million, to $596 million for the first quarter of 2016 compared to $600 million for the first quarter of 2015 while assembly volumes decreased 15% or 4,108 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production;

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015; and

•                  a $12 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs.

Tooling, Engineering and Other Sales

Reported tooling, engineering and other sales increased 33% or $169 million to $687 million for the first quarter of 2016 compared to $518 million for the first quarter of 2015.

In the first quarter of 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Cruze;

•                  Chrysler Pacifica;

•                  Ford Figo Aspire;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Escape;

•                  BMW X5;

•                  Chevrolet Equinox, Captivia and GMC Terrain;

•                  BMW 5-Series;

•                  Volkswagen Tiguan; and

•                  Opel Astra.

In the first quarter of 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series;

•                  Skoda Fabia;

•                  Honda HR-V and Vezel;

•                  MINI Countryman;

•                  Land Rover Discovery Sport;

•                  Ford Edge;

•                  BMW 1-Series; and

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse.

Acquisitions during or subsequent to the first quarter of 2015, including Getrag, had a favourable impact on our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar had an unfavourable impact of $20 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months
	ended March 31,
	2016	2015

Sales	$8,900	$7,772

Cost of goods sold
Material	5,578	4,888
Direct labour	621	519
Overhead	1,420	1,261
	7,619	6,668
Gross margin	$1,281	$1,104

Gross margin as a percentage of sales	14.4%	14.2%

Cost of goods sold increased $951 million to $7.62 billion for the first quarter of 2016 compared to $6.67 billion for the first quarter of 2015 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  higher warranty costs of $11 million;

•                  increased pre-operating costs incurred at new facilities; and

•                  a greater amount of employee profit sharing.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar cost of goods sold as a result of the weakening of foreign currencies against the U.S. dollar, including the Canadian dollar, the euro, Chinese renminbi, British pound, Turkish lira, and Russian ruble;

•                  productivity and efficiency improvements at certain facilities; and

•                  decreased commodity costs.

Gross margin increased $177 million to $1.28 billion for the first quarter of 2016 compared to $1.10 billion for the first quarter of 2015 and gross margin as a percentage of sales increased to 14.4% for the first quarter of 2016 compared to 14.2% for the first quarter of 2015. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

•                  higher launch costs;

•                  lower recoveries associated with scrap steel;

•                  an increase in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins;

•                  higher warranty costs; and

•                  increased pre-operating costs incurred at new facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $52 million to $246 million for the first quarter of 2016 compared to $194 million for the first quarter of 2015. The higher depreciation and amortization was primarily as a result of acquisitions during or subsequent to the first quarter of 2015, including the acquisition of Getrag; the acquisition of Stadco; and the Xingqiaorui Partnership, and increased capital deployed at existing facilities partially offset by a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of certain foreign currencies against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.4% for the first quarter of 2016 compared to 4.2% for the first quarter of 2015. SG&A expense increased $62 million to $392 million for the first quarter of 2016 compared to $330 million for the first quarter of 2015 primarily as a result of:

•                  net foreign exchange losses incurred in the first quarter of 2016 compared to net foreign exchange gains incurred in the first quarter of 2015;

•                  acquisitions during or subsequent to the first quarter of 2015;

•                  higher labour and benefit costs;

•                  higher incentive and executive compensation;

•                  higher costs to support our global compliance programs; and

•                  costs related to the investment in our information technology infrastructure.

These factors were partially offset by:

•                  the weakening of the Canadian dollar against the U.S. dollar; and

•                  a favourable intellectual property infringement settlement in relation to our electronics business.

Equity Income

Equity income increased $4 million to $55 million for the first quarter of 2016 compared to $51 million for the first quarter of 2015 primarily as a result of the acquisition of Getrag in the first quarter of 2016.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.  During the first quarter of 2016 and 2015, no other expense, net was recorded in any segment.

	For the three months ended March 31,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change

North America	$5,080	$4,457	$623	$489	$453	$36
Europe	3,242	2,818	424	161	128	33
Asia	625	463	162	51	42	9
Rest of World	81	133	(52)	(11)	(4)	(7)
Corporate and Other	(128)	(99)	(29)	8	12	(4)

Total reportable segments	$8,900	$7,772	$1,128	$698	$631	$67

North America

Adjusted EBIT in North America increased $36 million to $489 million for the first quarter of 2016 compared to $453 million for the first quarter of 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  a favourable intellectual property infringement settlement in relation to our electronics business;

•                  the acquisition of Getrag during the first quarter of 2016; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations;

•                  lower recoveries associated with scrap steel;

•                  a decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  higher launch costs;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  higher warranty costs of $3 million;

•                  higher affiliation fees paid to Corporate; and

•                  insurance recoveries received during the first quarter of 2015, related to a fire at a body and chassis facility during the second quarter of 2014.

Europe

Adjusted EBIT in Europe increased $33 million to $161 million for the first quarter of 2016 compared to $128 million for the first quarter of 2015, primarily as a result of:

•                  acquisitions during or subsequent to the first quarter of 2015;

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  the sale of our battery pack business during the second quarter of 2015; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher launch costs;

•                  a decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of certain foreign currencies against the U.S. dollar;

•                  higher warranty costs of $3 million; and

•                  a higher amount of employee profit sharing.

Asia

Adjusted EBIT in Asia increased $9 million to $51 million for the first quarter of 2016 compared to $42 million for the first quarter of 2015 primarily as a result of:

•                  acquisitions during or subsequent to the first quarter of 2015;

•                  margins earned on higher production sales; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $5 million;

•                  higher launch costs; and

•                  increased pre-operating costs incurred at new facilities.

Rest of World

Adjusted EBIT in Rest of World decreased $7 million to a loss of $11 million for the first quarter of 2016 compared to a loss of $4 million for the first quarter of 2015 primarily as a result of margins earned on lower production sales.

This decrease was partially offset by:

•                  a decrease in reported U.S. dollar Adjusted EBIT loss due to the weakening of the Brazilian real against the U.S. dollar; and

•                  net customer price increases subsequent to the first quarter of 2015.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $4 million to $8 million for the first quarter of 2016 compared to $12 million for the first quarter of 2015 primarily as a result of higher costs to support our global compliance programs partially offset by an increase in affiliation fees earned from our divisions.

Interest Expense, net

During the first quarter of 2016, we recorded net interest expense of $23 million compared to $10 million for the first quarter of 2015. The $13 million increase is primarily as a result of interest expense on the following issuances of senior, unsecured debt (the “Senior Debt”):

•                  $650 million of 4.150% fixed-rate senior notes issued during the third quarter of 2015;

•                  €550 million of 1.900% fixed-rate senior notes issued during the fourth quarter of 2015; and

•                  Cdn$425 million of 3.100% fixed-rate senior notes issued during the fourth quarter of 2015.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $54 million to $675 million for the first quarter of 2016 compared to $621 million for 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions during or subsequent to the first quarter of 2015;

•                  a favourable intellectual property infringement settlement in relation to our electronics business;

•                  decreased commodity costs; and

•                  the sale of our battery pack business during the second quarter of 2015.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

•                  higher launch costs;

•                  lower recoveries associated with scrap steel;

•                  a decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  the $13 million increase in interest expense, net, as discussed above;

•                  higher warranty costs of $11 million;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  higher costs to support our global compliance programs; and

•                  insurance recoveries received during the first quarter of 2015, related to a fire at a body and chassis facility during the second quarter of 2014.

Income Taxes

The effective income tax rate decreased to 25.5% for the first quarter of 2016 compared to 26.9% for the first quarter of 2015 primarily as a result of favourable audit settlements related to prior taxation years and the effect of an increase in equity income partially offset by an increase in losses not benefitted primarily in South America.

Income (Loss) from Continuing Operations Attributable to Non-Controlling Interests

Income from continuing operations attributable to non-controlling interests increased to $11 million for the first quarter of 2016 compared to a loss from continuing operations attributable to non-controlling interests of $1 million for the first quarter of 2015.  The income attributable to non-controlling interests in 2016 was primarily a result of net income earned on the acquisitions of Getrag and the Xingqiaorui Partnership, both of which have a non-controlling interest.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $492 million for the first quarter of 2016 increased $27 million compared to the first quarter of 2015 primarily as a result of the increase in the income from operations before income taxes partially offset by the increase in the income (loss) from continuing operations attributable to non-controlling interests, decrease in the income from discontinued operations, and higher income taxes.

Earnings per Share

	For the three months
	ended March 31,
	2016	2015	Change

Basic earnings per Common Share
Continuing operations	$1.23	$1.11	+	11%
Attributable to Magna International Inc.	$1.23	$1.14	+	8%

Diluted earnings per Common Share
Continuing operations	$1.22	$1.10	+	11%
Attributable to Magna International Inc.	$1.22	$1.12	+	9%

Weighted average number of Common Shares outstanding (millions)
Basic	400.4	409.3	-	2%
Diluted	403.2	415.0	-	3%

Diluted earnings per share from continuing operations increased $0.12 to $1.22 for the first quarter of 2016 compared to $1.10 for the first quarter of 2015 as a result of the increase in net income attributable to Magna International Inc. from continuing operations and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2016.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2015, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2016	2015	Change

Net income from continuing operations	$503	$454
Items not involving current cash flows	264	175
	767	629	$138
Changes in operating assets and liabilities	(469)	(349)
Cash provided from operating activities	$298	$280	$18

Cash flow from operations before changes in operating assets and liabilities increased $138 million to $767 million for the first quarter of 2016 compared to $629 million for the first quarter of 2015. The increase in cash flow from operations was due to a $89 million increase in items not involving current cash flows and a $49 million increase in net income from continuing operations. Items not involving current cash flows are comprised of the following:

	For the three months
	ended March 31,
	2016	2015

Depreciation and amortization	$246	$194
Amortization of other assets included in cost of goods sold	33	23
Other non-cash charges	14	3
Deferred income taxes	4	(27)
Equity income in excess of dividends received	(33)	(18)
Items not involving current cash flows	$264	$175

Cash invested in operating assets and liabilities amounted to $469 million for the first quarter of 2016 compared to $349 million for the first quarter of 2015. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended March 31,
	2016	2015

Accounts receivable	$(697)	$(477)
Inventories	(125)	(126)
Prepaid expenses and other	18	(14)
Accounts payable	195	114
Accrued salaries and wages	111	64
Other accrued liabilities	(19)	38
Income taxes receivable/payable	48	52
Changes in operating assets and liabilities	$(469)	$(349)

The increase in accounts receivable and accounts payable and accrued salaries and wages in the first quarter of 2016 was primarily due to an increase in production activities at the end of the first quarter of 2016 compared to the end of 2015. The increase in inventories was primarily due to increased tooling inventory to support upcoming launches and higher production inventory due to the increase in production activities at the end of the first quarter of 2016 compared to the end of 2015.

Capital and Investment Spending

	For the three months
	ended March 31,
	2016	2015	Change

Fixed asset additions	$(346)	$(266)
Investments and other assets	(54)	(37)
Fixed asset, investment and other asset additions	(400)	(303)
Business combinations	(1,782)	(1)
Proceeds from disposition	18	24
Cash used in discontinued operations	—	(32)
Cash used for investment activities	$(2,164)	$(312)	$(1,852)

Fixed asset, investment and other asset additions

In the first quarter of 2016, we invested $346 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2016 was for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2016.

In the first quarter of 2016, we invested $50 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the first quarter of 2016 or will be launching subsequent to the first quarter of 2016. In addition, we invested $4 million in equity accounted investments.

Business combinations

In January 2016, we acquired 100% of the common shares and voting interests of Getrag, a global supplier of automotive transmission systems including manual, automated-manual, dual clutch, hybrid and other advanced systems for cash consideration of $1.78 billion.

Proceeds from disposition

In the first quarter of 2016, the $18 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the three months
	ended March 31,
	2016	2015	Change

Issues of debt	$59	$15
(Decrease) increase in short-term borrowings	(48)	69
Repayments of debt	(27)	(43)
Issues of Common Shares	23	6
Repurchase of Common Shares	(300)	—
Dividends paid	(95)	(89)
Cash used for financing activities	$(388)	$(42)	$(346)

The decrease in short-term borrowings primarily relates to the repayment of bank debt acquired as part of the acquisition of Getrag, partially offset by the establishment of a euro-commercial paper program [the “Program”] in the first quarter of 2016.

During the first quarter of 2016, we purchased 7.3 million Common Shares for aggregate cash consideration of $300 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.25 for the first quarter of 2016, for a total of $95 million.

Financing Resources

	As at	As at
	March 31,	December 31,
	2016	2015	Change
Liabilities
Short-term borrowings	$388	$25
Long-term debt due within one year	273	211
Long-term debt	2,500	2,327
	3,161	2,563
Non-controlling interest	469	151
Shareholders’ equity	9,455	8,966
Total capitalization	$13,085	$11,680	$1,405

Total capitalization increased by $1.41 billion to $13.09 billion at March 31, 2016 compared to $11.68 billion at December 31, 2015, primarily as a result of a $598 million increase in liabilities, a $489 million increase in shareholders’ equity and a $318 million increase in non-controlling interest.

The increase in liabilities relates primarily to:

•                  the establishment of the Program in the first quarter of 2016 of which $228 million of Commercial Paper was outstanding as of March 31, 2016; and

•                  higher bank indebtedness and long-term debt primarily as a result of the acquisition of Getrag in the first quarter of 2016.

The increase in shareholders’ equity was primarily as a result of:

•                  the $503 million of net income earned in the first quarter of 2016;

•                  the $256 million net unrealized gain on translation of our net investment in operations whose functional currency is not the U.S. dollar; and

•                  the $69 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•                  the $300 million repurchase and cancellation of 7.3 million Common Shares under our normal course issuer bid during 2015; and

•                  $95 million of dividends paid during the first quarter of 2016.

The increase in non-controlling interest was primarily as a result of acquisitions during or subsequent to the first quarter of 2015.

Cash Resources

During the first quarter of 2016, our cash resources decreased by $2.24 billion to $625 million as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2016, we had term and operating lines of credit totalling $2.66 billion of which $1.93 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 4, 2016 were exercised:

Common Shares	396,696,162
Stock options (i)	7,898,406
404,594,568

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2016 that are outside the ordinary course of our business. Refer to our MD&A included in our 2015 Annual Report.

SUBSEQUENT EVENT

Credit Facility Increase and Extension

On May 2, 2016, the Company increased its revolving credit facility by $500 million to $2.75 billion and extended the final maturity date from June 22, 2020 to June 22, 2021.   The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the three months ended March 31, 2016, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the expected growth of the Dual Clutch Transmission (“DCT”) product segment.  The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; fluctuations in relative currency values; continuing global or regional economic uncertainty; restructuring, downsizing and/or other significant non-recurring costs; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2016	2015

Sales		$8,900	$7,772

Costs and expenses
Cost of goods sold		7,619	6,668
Depreciation and amortization		246	194
Selling, general and administrative		392	330
Interest expense, net		23	10
Equity income		(55)	(51)
Income from continuing operations before income taxes		675	621
Income taxes		172	167
Net income from continuing operations		503	454
Income from discontinued operations, net of tax	2	—	10
Net income		503	464
(Income) loss from continuing operations attributable to non-controlling interest		(11)	1
Net income attributable to Magna International Inc.		$492	$465

Basic earnings per share:	3
Continuing operations		$1.23	$1.11
Discontinued operations		—	0.03
Attributable to Magna International Inc.		$1.23	$1.14

Diluted earnings per share:	3
Continuing operations		$1.22	$1.10
Discontinued operations		—	0.02
Attributable to Magna International Inc.		$1.22	$1.12

Cash dividends paid per Common Share		$0.25	$0.22

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		400.4	409.3
Diluted		403.2	415.0

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2016	2015

Net income		$503	$464

Other comprehensive income (loss), net of tax:	13
Net unrealized income (loss) on translation of net investment in foreign operations		261	(438)
Net unrealized gain on available-for-sale investments		—	1
Net unrealized gain (loss) on cash flow hedges		69	(65)
Reclassification of net loss on cash flow hedges to net income		36	11
Reclassification of net loss on pensions to net income		1	1
Pension and post retirement benefits		(2)	(1)
Other comprehensive income (loss)		365	(491)

Comprehensive income (loss)		868	(27)
Comprehensive (income) loss attributable to non-controlling interests		(16)	1
Comprehensive income (loss) attributable to Magna International Inc.		$852	$(26)

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2016	2015

Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$503	$454
Items not involving current cash flows	4	264	175
		767	629
Changes in operating assets and liabilities	4	(469)	(349)
Cash provided from operating activities		298	280

INVESTMENT ACTIVITIES
Fixed asset additions		(346)	(266)
Purchase of subsidiaries	5	(1,782)	(1)
Increase in investments and other assets		(54)	(37)
Proceeds from disposition		18	24
Cash used in discontinued operations		—	(32)
Cash used for investing activities		(2,164)	(312)

FINANCING ACTIVITIES
Issues of debt		59	15
(Decrease) increase in short-term borrowings		(48)	69
Repayments of debt		(27)	(43)
Issues of Common Shares on exercise of stock options		23	6
Repurchase of Common Shares	12	(300)	—
Dividends		(95)	(89)
Cash used for financing activities		(388)	(42)

Effect of exchange rate changes on cash and cash equivalents		16	(76)

Net decrease in cash and cash equivalents during the period		(2,238)	(150)
Cash and cash equivalents, beginning of period		2,863	1,249
Cash and cash equivalents, end of period		$625	$1,099

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2016	2015

ASSETS
Current assets
Cash and cash equivalents	4	$625	$2,863
Accounts receivable		6,546	5,439
Inventories	6	2,864	2,564
Prepaid expenses and other	9	403	278
		10,438	11,144

Investments	5, 14	2,226	399
Fixed assets, net		6,745	6,005
Goodwill	5, 7	1,831	1,344
Deferred tax assets		296	271
Other assets	8	844	524
		$22,380	$19,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	$388	$25
Accounts payable		5,221	4,746
Accrued salaries and wages		817	660
Other accrued liabilities	10	1,858	1,512
Income taxes payable		179	122
Long-term debt due within one year		273	211
		8,736	7,276

Long-term debt		2,500	2,327
Long-term employee benefit liabilities		653	504
Other long-term liabilities		269	331
Deferred tax liabilities		298	132
		12,456	10,570

Shareholders’ equity
Capital stock
Common Shares [issued: 396,678,447; December 31, 2015 — 402,264,201]	12	3,911	3,942
Contributed surplus		101	107
Retained earnings		6,547	6,387
Accumulated other comprehensive loss	13	(1,104)	(1,470)
		9,455	8,966

Non-controlling interests		469	151
		9,924	9,117
		$22,380	$19,687

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income					492		11	503
Other comprehensive income						360	5	365
Shares issued on exercise of stock options		1.7	32	(9)				23
Release of stock and stock units			7	(7)				—
Repurchase and cancellation under normal course issuer bid	12	(7.3)	(71)		(236)	7		(300)
Stock-based compensation expense				10				10
Contributions by non-controlling interest							(1)	(1)
Acquisition	5					(1)	303	302
Dividends paid			1		(96)			(95)
Balance, March 31, 2016		396.7	$3,911	$101	$6,547	$(1,104)	$469	$9,924

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					465		(1)	464
Other comprehensive loss						(491)		(491)
Shares issued on exercise of stock options		0.3	8	(2)				6
Release of stock and stock units			5	(5)				—
Stock-based compensation expense				10				10
Dividends paid			3		(92)			(89)
Balance, March 31, 2015		410.6	$3,995	$86	$5,528	$(1,049)	$13	$8,573

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].   The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.   Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2015 audited consolidated financial statements and notes thereto included in the Company’s 2015 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2016 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2016 and 2015.

[b]         Accounting Changes

Simplifying the Presentation of Debt Issuance Costs

In the first quarter of 2016, the Company adopted Accounting Standards Update No. 2015-03 “Interest — Imputation of Interest (Subtopic 835-30):  Simplifying the Presentation of Debt Issuance Costs”.  This guidance requires that debt issuance costs be presented as a direct reduction to the carrying amount of the related debt in the balance sheet rather than as an asset.  Consequently, the Company has reclassified $19 million of deferred debt issuance costs from other assets to long-term debt in the consolidated balance sheet as at December 31, 2015.

[c]          Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

[d]         Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS

At June 30, 2015, the Company determined that its interiors operations met the criteria to be classified as discontinued operations, which required retrospective application to financial information for all periods presented. Refer to the Company’s 2015 Annual Report for additional information on the Company’s Discontinued Operations.

There were no amounts related to the interiors operations classified as discontinued operations for the three month period ended March 31, 2016. The following table summarizes the results of the interiors operations classified as discontinued operations for the three month period ended March 31, 2015:

Sales	$589

Costs and expenses

Cost of goods sold	546
Depreciation and amortization	11
Selling, general and administrative	25
Equity income	(4)
Income from discontinued operations before income taxes	11
Income taxes	1
Income from discontinued operations, net of tax	$10

3.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	Three months ended
	March 31,
	2016	2015
Income available to Common shareholders:

Net income from continuing operations	$503	$454
(Loss) income from continuing operations attributable to non-controlling interest	(11)	1
Net income attributable to Magna International Inc. from controlling operations	492	455
Income from discontinued operations, net of tax	—	10
Net income attributable to Magna International Inc.	$492	$465
Weighted average shares outstanding:
Basic	400.4	409.3
Adjustments
Stock options and restricted stock [a]	2.8	5.7
Diluted	403.2	415.0

[a]         For the three months ended March 31, 2016, diluted earnings per Common Share excludes 3.8 million [2015 — 0.5 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE (CONTINUED)

	Three months ended
	March 31,
	2016	2015

Earnings per Common Share:

Basic:
Continuing operations	$1.23	$1.11
Discontinued operations	—	0.03
Attributable to Magna International Inc.	$1.23	$1.14
Diluted:
Continuing operations	$1.22	$1.10
Discontinued operations	—	0.02
Attributable to Magna International Inc.	$1.22	$1.12

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	March 31,	December 31,
	2016	2015

Bank term deposits, bankers’ acceptances and government paper	$328	$2,572
Cash	297	291
	$625	$2,863

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
	2016	2015

Depreciation and amortization	$246	$194
Amortization of other assets included in cost of goods sold	33	23
Other non-cash charges	14	3
Deferred income taxes	4	(27)
Equity income in excess of dividends received	(33)	(18)
	$264	$175

[c]          Changes in operating assets and liabilities:

	Three months ended
	March 31,
	2016	2015
Accounts receivable	$(697)	$(477)
Inventories	(125)	(126)
Prepaid expenses and other	18	(14)
Accounts payable	195	114
Accrued salaries and wages	111	64
Other accrued liabilities	(19)	38
Income taxes payable	48	52
	$(469)	$(349)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              ACQUISITION

On January 4, 2016, the Company completed the acquisition of 100% of the common shares and voting interests of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems, including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The purchase price was $1.8 billion [net of $136 million cash acquired], and is subject to working capital and other customary purchase price adjustments.  The acquired business has sales primarily to BMW, Audi, Jiangling Motors, Ford, Volvo and Dongfeng.

The acquisition of Getrag was accounted for as a business combination.  The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed at their estimated fair values:

Preliminary amounts recognized

Cash	$136
Non-cash working capital	(466)
Investments	1,719
Fixed assets	468
Goodwill	430
Other assets	60
Intangibles	218
Deferred tax assets	43
Long-term employee benefit liabilities	(125)
Long-term debt	(116)
Other long-term liabilities	(9)
Deferred tax liabilities	(137)
Non-controlling interest	(303)
Consideration paid	1,918
Less: Cash acquired	(136)
Net cash outflow	$1,782

The preliminary purchase price allocation is subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.

The investments amount includes the following equity investments that were acquired as part of the business combination:

	Ownership	Preliminary
	Percentage	Investment Balance

Getrag Ford Transmission GmbH	50.0%	$434
Getrag (Jiangxi) Transmission Co., Ltd [“GJT”] (i)	50.0%	$1,122
Dongfeng Getrag Transmission Co. Ltd	50.0%	$163

(i)      GJT is 66.7% owned by one of the Company’s consolidated subsidiaries which has a 25% non-controlling interest.  As a result, the preliminary investment balance was derived using 66.7% of the fair value.

The Company will account for the investments under the equity method since it has the ability to exercise significant influence but does not hold a controlling financial interest.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              ACQUISITION (CONTINUED)

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.  Substantially all of the goodwill recognized was assigned to the Company’s European segment and is not deductible for tax purposes.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts and patents.  These amortizable intangible assets are being amortized on a straight line basis over their estimated useful lives.

Sales and net income for the acquired Getrag entities for the three months ended March 31, 2016 were $501 million and $8 million, respectively.

Pro forma

If the acquisition of Getrag occurred on January 1, 2015, the Company’s unaudited pro forma consolidated sales for the three months ended March 31, 2015 would have been $8.3 billion and the unaudited pro forma consolidated net income would have been $463 million.  The unaudited pro forma financial results do not include any anticipated synergies or other expected benefits of the acquisition.  This information is presented for informational purposes only and is not indicative of future operating results.

6.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2016	2015

Raw materials and supplies	$984	$843
Work-in-process	284	246
Finished goods	336	311
Tooling and engineering	1,260	1,164
	$2,864	$2,564

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              GOODWILL

The following is a continuity of the Company’s goodwill:

Balance at December 31, 2015	$1,344
Acquisition [note 5]	430
Foreign exchange and other	57
Balance at March 31, 2016	$1,831

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2016	2015

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$315	$276
Customer relationship intangibles	300	75
Long-term receivables	91	87
Patents and licences, net	54	37
Unrealized gain on cash flow hedges	24	5
Pension overfunded status	17	17
Other, net	43	27
	$844	$524

9.              SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	March 31,	December 31,
	2016	2015

Bank indebtedness	$160	$25
Commercial paper	228	—
	$388	$25

In connection with the acquisition, the Company acquired a revolving credit facility that is drawn in euros.  The Company is required to secure any amounts outstanding under the loan with a U.S. dollar cash deposit of 110% of the outstanding loan amount. As at March 31, 2016, a balance of $114 million was outstanding under the revolving credit facility.  The Prepaid expenses and other balance includes a cash deposit of $125 million which is restricted under the terms of the loan.

In the first quarter of 2016, the Company established a euro-commercial paper program [the “Program”]. Under the Program, the Company may issue euro-commercial paper notes [the “notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. Any notes issued will be guaranteed by the Company. The proceeds from the issuance of any notes will be used for general corporate purposes.  As of March 31, 2016, $228 million of Commercial Paper was outstanding, with a weighted-average interest rate of 0.02%, and maturities generally less than three months.

10.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2016	2015

Balance, beginning of period	$59	$80
Expense, net	19	8
Settlements	(17)	(10)
Acquisition [note 5]	172	—
Foreign exchange and other	4	(6)
Balance, March 31	$237	$72

The warranty obligation assumed as a result of the acquisition was recognized at its estimated fair value of $172 million.  Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended
	March 31,
	2016	2015

Defined benefit pension plans and other	$4	$4
Termination and long-term service arrangements	8	7
	$12	$11

12.       CAPITAL STOCK

[a]         During the first quarter of 2016, the Company repurchased 7,277,425 shares under a normal course issuer bid for cash consideration of $300 million.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 4, 2016 were exercised or converted:

Common Shares	396,696,162
Stock options (i)	7,898,406
404,594,568

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

13.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2016	2015
Accumulated net unrealized loss gain on translation of net investment in foreign operations
Balance, beginning of period	$(1,042)	$(255)
Net unrealized gain (loss)	256	(438)
Repurchase of shares under normal course issuer bid	7	—
Balance, March 31	(779)	(693)

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(262)	(113)
Net unrealized gain (loss)	69	(65)
Reclassification of net loss to net income	36	11
Balance, March 31	(157)	(167)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(1)	(4)
Net unrealized loss	—	1
Balance, March 31	(1)	(3)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(165)	(186)
Net unrealized loss	(2)	(1)
Acquisition [note 5]	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(167)	(186)
Total accumulated other comprehensive loss	$(1,104)	$(1,049)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2016	2015

Balance, beginning of period	$97	$44
Net unrealized loss	(24)	27
Reclassification of net loss to net income	(14)	(5)
Balance, March 31	$59	$66

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2016	2015

Balance, beginning of period	$31	$36
Net unrealized loss	(2)	—
Balance, March 31	$29	$36

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $145 million.

14.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2016	2015

Trading
Cash and cash equivalents	$625	$2,863
Investment in asset-backed commercial paper	78	73
Equity investments	6	4
	$709	$2,940

Held to maturity investments
Severance investments	$3	$3

Loans and receivables
Accounts receivable	$6,546	$5,439
Long-term receivables included in other assets	91	87
	$6,637	$5,526

Other financial liabilities
Bank indebtedness	$160	$25
Commercial paper	228	—
Long-term debt (including portion due within one year)	2,773	2,557
Accounts payable	5,221	4,746
	$8,382	$7,328

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$24	$27
Other assets	24	4
Other accrued liabilities	(157)	(191)
Other long-term liabilities	(79)	(152)
	$(188)	$(312)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

March 31, 2016
Assets	$48	$45	$3
Liabilities	$(236)	$(45)	$(191)
December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At March 31, 2016, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2015 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$102 million [December 31, 2015 - Cdn$101 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $273 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At March 31, 2016, the net book value of the Company’s Senior Notes was $2.35 billion and the estimated fair value was $2.43 billion, determined primarily using active market prices.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period ended March 31, 2016, sales to the Company’s six largest customers represented 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts

At March 31, 2016, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	222	2,219
euro amount	46	6
Korean won amount	28,700	—

For U.S. dollars
Peso amount	12,752	70
Korean won amount	25,823	—

For euros
U.S. amount	170	267
GBP amount	4	30
Czech Koruna amount	6,164	2
Polish Zlotys amount	327	13

Forward contracts mature at various dates through 2019.  Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed.  The fresh statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            inducement by the Company of a breach of the Licence Agreement by TRW;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$2.56 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur. A trial is not expected to commence until 2017. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15. CONTINGENCIES (CONTINUED)

[b]              In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 10]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our transmission systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s (or our) warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	March 31, 2016				March 31, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,634	$1,509		$694	$1,464	$1,360		$610
United States	2,484	2,376		1,456	2,259	2,154		1,221
Mexico	1,281	1,171		836	1,001	917		643
Eliminations	(319)	—		—	(267)	—		—
	5,080	5,056	$489	2,986	4,457	4,431	$453	2,474
Europe
Western Europe (excluding Great Britain)	2,600	2,512		1,814	2,253	2,190		1,166
Great Britain	193	192		138	93	93		40
Eastern Europe	540	474		528	550	489		450
Eliminations	(91)	—		—	(78)	—		—
	3,242	3,178	161	2,480	2,818	2,772	128	1,656
Asia	625	584	51	803	463	436	42	662
Rest of World	81	81	(11)	61	133	133	(4)	67
Corporate and Other	(128)	1	8	415	(99)	—	12	358
Total reportable segments	8,900	8,900	698	6,745	7,772	7,772	631	5,217
Interest expense, net			(23)				(10)
	$8,900	$8,900	$675	6,745	$7,772	$7,772	$621	5,217
Current assets				10,438				10,187
Investments, goodwill, deferred tax assets and other assets				5,197				2,281
Noncurrent assets held for sale				—				336
Consolidated total assets				$22,380				$18,021

17.       SUBSEQUENT EVENT

Credit Facility Increase and Extension

On May 2, 2016, the Company increased its revolving credit facility by $500 million to $2.75 billion and extended the final maturity date from June 22, 2020 to June 22, 2021.   The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.